Exhibit 12.1

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Income (loss) from continuing operations before income taxes	$(173,237)	$(448,708)	$(1,198,075)	$(427,535)	$(604,615)	$106,160	$276,960
Less earnings (add losses) from affiliates, net of dividends	(2)	167,151	221,914	84,275	7,102	800	299,717
Less subsidiary preferred stock dividends	—	—	—	—	(1,984)	(3,000)	(3,000)
Add amortization of capitalized interest	4,142	4,188	16,462	16,123	14,901	13,282	12,600
Add fixed charges as adjusted (from below)	57,089	46,359	187,690	185,666	185,772	232,497	260,222
Earnings (i)	$(112,008)	$(231,010)	$(772,009)	$(141,471)	$(398,824)	$349,739	$846,499
Fixed charges:
Interest expense:
Interest on indebtedness	$50,286	$44,119	$179,030	$174,680	$171,761	$217,347	$245,706
Capitalized	671	2,678	6,650	20,359	24,441	13,045	18,957
Amortization of debt related costs(a)	6,232	1,611	6,331	7,248	6,187	6,071	6,198
Subsidiary preferred stock dividends	—	—	—	—	1,984	3,000	3,000
Interest portion of rental expense	571	629	2,329	3,738	5,840	6,079	5,318
Fixed charges before adjustments (ii)	57,760	49,037	194,340	206,025	210,213	245,542	279,179
Less capitalized interest	(671)	(2,678)	(6,650)	(20,359)	(24,441)	(13,045)	(18,957)
Fixed charges as adjusted	$57,089	$46,359	$187,690	$185,666	$185,772	$232,497	$260,222
Ratio (earnings divided by fixed charges before adjustments) (i)/(ii)	N/A (b)	N/A (b)	N/A (b)	N/A (b)	N/A (b)	1.42	3.03

(a)           Includes deferred financing, discount and premium amortization.

(b)          The ratio of earnings to fixed charges was negative for the years ended December 31, 2016, 2015 and 2014 and the three months ended March 31, 2017 and 2016. Additional earnings for these periods of $966.3 million, $347.5 million, $609.0 million, $169.8 million and $280.0 million, respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.